FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports One of the Best Holes Drilled to Date at Puerto Del Aire (33.40 g/t Au (11.48 g/t cut) over 25.95 m true width), Further Extending High-Grade Gold Mineralization Beyond Mineral Reserves and Resources
Toronto, Ontario (February 2, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from ongoing surface exploration drilling at Puerto Del Aire (“PDA”), further extending high-grade gold mineralization outside of Mineral Reserves and Resources. PDA is a higher-grade underground deposit, adjacent to the main Mulatos pit, and is comprised of five zones including PDA1, PDA2, Gap, Victor and Estrella. All reported composite widths are estimated true width of the mineralized zones.
•Puerto Del Aire: high-grade gold mineralization extended within 200 metre (“m”) gap between Mineral Reserves and Resources at PDA1 and PDA2 as drilling continues to close the gap between the two zones. This includes the best hole drilled in the 2022 program and one of the best holes drilled to date at PDA (22MUL077). New highlights include:
•PDA1 and PDA2:
33.40 g/t Au (11.48 g/t cut) over 25.95 m (22MUL077);
67.58 g/t Au (32.11 g/t cut) over 3.25 m (22MUL064);
18.33 g/t (15.83 g/t cut) Au over 6.20 m (22MUL085);
75.50 g/t Au (40.00 g/t cut) over 1.50 m (22MUL063);
36.50 g/t Au over 2.35 m (22MUL086);
60.20 g/t Au (40.00 g/t cut) over 1.40 m (22MUL065);
11.16 g/t Au over 6.75 m (22MUL090); and
6.73 g/t Au over 9.00 m (22MUL071).

Note: Drillhole composite gold grades reported as “cut” may include higher grade samples which have been cut to 40 g/t Au.
“We expect these results to drive a significant increase in Mineral Reserves at PDA in our year end update to be released later this month. With the deposit open in multiple directions, and an expanded exploration program planned at Mulatos in 2023, we expect this growth to continue. These results will be incorporated into an updated development plan to be released in the second half of 2023. Given PDA’s higher grades and proximity to the Mulatos pit, we see excellent potential for this to be another low-cost, high-return project further extending the mine life at Mulatos. Over the past 18 years, Mulatos has produced 2.5 million ounces of gold while maintaining a similar Reserve life today as it had in 2005. Given our ongoing exploration success at PDA, and the potential within the District, we expect this trend to continue,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

New highlight intercepts can be found in Table 1, and in Figures 3 and 4 at the end of this news release.
Puerto Del Aire
PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit, and is comprised of five mineralized zones – PDA1, PDA2, Gap, Victor, and Estrella (Figure 2). In February 2022, Alamos announced an initial Mineral Reserve at PDA totalling 428,000 ounces (2.85 million tonnes “Mt” grading 4.67 g/t Au) as part of the December 31st, 2021 Mineral Reserve and Mineral Resource update. In addition to the Mineral Reserve, Measured and Indicated Mineral Resources totalled 124,000 ounces (0.77 Mt grading 5.05 g/t Au). Mineral Reserves were determined based on Mineral Resource estimations that were completed within gold mineralization wireframes that were finalized in July 2020 and April 2021, based on detailed geological modelling (see “Mineralization Wireframe” in Figure 2).
PDA1 and PDA2
Surface exploration drilling continues to extend high-grade mineralization beyond existing Mineral Reserves and Resources across multiple mineralized zones within PDA. This includes a number of intercepts well above the current Mineral Reserve grade within the 200 m gap between Mineral Reserves and Resources in PDA1 and PDA2, including 22MUL077, one of the best holes ever drilled at PDA at     33.40 g/t Au (11.48 g/t cut) over 25.95 m. These results along with previously released drilling completed since April 2021 (see press release dated November 15, 2022) are expected to drive a significant increase in Mineral Reserves at PDA in the year end 2022 update to be released later in February 2023. This updated Mineral Reserve and Resource will be used as the basis for a new development plan for PDA which is expected to be completed in the second half of 2023.
Since April 2021, 92 drill holes totalling 27,117 metres have been completed at PDA which were not included in the 2021 year end Mineral Reserve and Resource. All drill holes were completed with the objective of expanding mineralization as either step outs from existing Mineral Resources, or targeting areas within the previously interpreted mineralization wireframe that did not contain a Mineral Resource due to limited drilling.
The exploration program at Mulatos is expected to ramp up significantly in 2023 with $17 million budgeted, more than double the 2022 budget. This includes $4 million budgeted at PDA with 16,000 m of drilling focused on expanding higher-grade Mineral Reserves and Mineral Resources with the deposit open in multiple directions.
PDA is expected to be mined from underground and accessed from a ramp and development drifts off the main Mulatos pit. This will greatly reduce the development needed to access the deposit. The Company expects to expand and upgrade the existing mill at Mulatos to process the higher-grade ore from PDA.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at Mulatos are directed by Michele Cote, P.Geo., Alamos Gold’s Chief Exploration Geologist, Corporate. Michele Cote is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at Mulatos to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.

2 | Alamos Gold Inc

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Access to the Mulatos Property is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, based on lithology and alteration, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a micropore sample bag and sealed with a cable tie in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced micropore bags, which are identified and sealed before being dispatched. The core samples are picked up at the mine site and delivered to Bureau Veritas Commodities Canada Ltd. laboratory in Hermosillo, Mexico.
Gold is analyzed by 30 grams Lead Collection Fire Assay Fusion (FA) that ends with an Atomic Absorption Spectroscopy finish (AAS). Samples greater than 5.0 g/t Au are re-analyzed with an FA process followed by a gravimetric finish (GRAV). Bureau Veritas is an ISO/IEC 17025 accredited laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates that are in line with normal requirements, as well as participating on yearly proficiency tests to evaluate lab performance.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "plan", "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to: planned exploration programs and focuses, potential drilling results and related expectations, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, Mineral Reserves and Resources, expected mine life and potential extensions of mine life at Mulatos, expected increases in the value of operations, planned release of an updated development plan and timing thereof, intended method of accessing and mining the deposit at Puerto Del Aire and the intended method of processing any ore from the deposit at Puerto Del Aire, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; any ongoing or new impacts of the COVID-19 pandemic (or any other new epidemic or pandemic) on operations and the broader market, including the nature and duration of any ongoing or new regulatory responses; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Mexico; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine and/or development plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the deposit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Puerto Del Aire – Select Composite Intervals from new Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values 40 g/t Au.

Hole ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	UTM Elevation (m)
22MUL063	PDA2	310.10	311.60	1.50	1.50	75.50	40.00	1026
22MUL063	PDA2	336.40	340.80	4.40	4.40	3.74		998
22MUL064	PDA2	200.50	202.00	1.50	1.50	4.96		1086
22MUL064	PDA2	217.90	221.15	3.25	3.25	67.58	32.11	1068
22MUL065	PDA2	250.35	254.85	4.50	4.50	5.33		1067
22MUL065	PDA2	273.50	274.90	1.40	1.40	60.20	40.00	1053
22MUL065	PDA2	307.65	309.65	2.00	2.00	3.02		1030
22MUL067	PDA2	254.40	257.40	3.00	3.00	8.50		1038
22MUL067	PDA2	297.95	300.10	2.15	2.15	9.25		997
22MUL068	PDA2	241.90	243.40	1.50	1.50	4.90		1039
22MUL069	PDA2	182.95	184.20	1.25	1.25	4.39		1084
22MUL071	PDA2	223.05	225.50	2.45	2.45	10.66		1071
22MUL071	PDA2	248.80	250.25	1.45	1.45	4.11		1046
22MUL071	PDA2	266.50	275.50	9.00	9.00	6.73		1026
22MUL072	PDA2	278.65	279.85	1.20	1.20	3.85		1043
22MUL075	PDA2	292.40	294.20	1.80	1.80	7.00		973
22MUL077	PDA2	225.65	227.60	1.95	1.95	16.60		1062
22MUL077	PDA2	237.20	263.15	25.95	25.95	33.40	11.48	1039
22MUL078	PDA2	452.65	454.10	1.45	1.45	7.90		813
22MUL083	PDA2	149.25	151.60	2.35	2.35	9.30		1201
22MUL085	PDA2	257.50	260.00	2.50	2.50	3.70		1029
22MUL085	PDA2	287.50	293.70	6.20	6.20	18.33	15.83	998
22MUL086	PDA2	253.95	260.20	6.25	6.25	3.80		1018
22MUL086	PDA2	268.35	271.05	2.70	2.70	5.30		1006
22MUL086	PDA2	280.15	282.50	2.35	2.35	36.50		994
22MUL089	PDA2	209.60	212.60	3.00	3.00	4.64		1079
22MUL089	PDA2	245.60	250.70	5.10	5.10	3.00		1044
22MUL089	PDA2	266.60	268.45	1.85	1.85	4.40		1023
22MUL090	PDA2	271.75	278.50	6.75	6.75	11.16		1063

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Surface drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM Zone 12 NAD27)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
22MUL037	75.0	-78.0	302.7	721407	3171699	1323
22MUL062	352.0	-77.0	322.1	721734	3171823	1336
22MUL063	21.0	-85.0	361.1	721733	3171824	1336
22MUL064	40.0	-77.0	278.6	721749	3171697	1283
22MUL065	237.5	-41.0	328.5	721961	3171980	1236
22MUL066	107.0	-70.5	326.7	721664	3171789	1307
22MUL067	32.0	-74.0	362.4	721841	3171696	1285
22MUL068	80.0	-67.0	271.5	721601	3171660	1262
22MUL069	238.0	-76.0	254.1	721599	3171659	1262
22MUL070	230.0	-72.0	319.5	722045	3171843	1234
22MUL071	335.0	-73.0	362.5	721841	3171696	1285
22MUL072	275.0	-63.0	329.9	721910	3171793	1290
22MUL073	1.0	-74.0	300.0	721523	3171668	1299
22MUL074	220.0	-77.0	30.0	721967	3171937	1256
22MUL075	221.0	-74.0	348.6	721966	3171937	1256
22MUL076	90.0	-88.0	171.0	721061	3170978	1338
22MUL077	300.0	-82.0	302.6	721839	3171696	1286
22MUL078	55.0	-67.0	470.6	722045	3171843	1234
22MUL079	270.0	-75.0	252.0	721061	3170978	1338
22MUL080	340.0	-75.0	90.0	721241	3170963	1277
22MUL081	300.0	-60.0	102.0	721221	3170967	1286
22MUL082	239.0	-63.0	111.0	721031	3170832	1349
22MUL083	264.0	-34.0	222.0	721220	3170966	1286
22MUL084	64.0	-58.0	150.0	721007	3170710	1361
22MUL085	82.0	-80.0	320.5	721839	3171696	1285
22MUL086	256.0	-87.0	332.2	721942	3171725	1275
22MUL087	195.0	-71.0	330.0	722044	3171842	1234
22MUL088	178.0	-79.0	142.1	721839	3171697	1285
22MUL089	178.0	-79.0	284.2	721839	3171698	1285
22MUL090	140.0	-79.0	365.5	721768	3171803	1331
22MUL091	148.0	-85.0	284.6	721661	3171790	1307

6 | Alamos Gold Inc

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Figure 1: Puerto Del Aire Location Map, Mulatos District

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Figure 2: Puerto Del Aire Sulphide Gold Mineralization Wireframes

8 | Alamos Gold Inc

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Figure 3: Puerto Del Aire, PDA1 and PDA2 New Drilling Results

9 | Alamos Gold Inc

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Figure 4: Puerto Del Aire, PDA1 and PDA2
Cross Section Through Long-Axis of Mineralization with New Drilling Results

10 | Alamos Gold Inc